1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 29, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

2015 FIRST QUARTERLY REPORT

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited by Aluminum Corporation of China Limited* (the "Company", or together with its subsidiaries, the "Group").

1.	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

1.2	All the directors of the Company attended the Board meeting and reviewed the quarterly report.

1.3

Ge Honglin, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, Gao Xingfang, Head of the Accounting Department warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4	The first quarterly report of the Company has not been audited.

2.	PRINCIPAL FINANCIAL DATA OF THE COMPANY AND THE CHANGES OF SHAREHOLDERS

2.1	Principal financial data

Unit: '000 Currency: RMB

	31 March 2015	31 December 2014	Increase/Decrease
			(%)

Total assets	195,060,202	192,631,971	1.26
Net assets attributable to owners of the parent	28,418,250	28,275,687	0.50

	2015 (January - March)	2014 (January - March)	Increase/Decrease (%)

Net cash flow from operating activities	-112,741	154,942	-172.76
Revenue	27,388,598	35,241,718	-22.28
Profit attributable to owners of the parent	63,071	-2,156,527	N/A
Profit attributable to owners of the parent after excluding extraordinary gains and losses	-881,625	-2,233,123	N/A
Weighted average rate of return on net assets (%)	0.22	-5.10	N/A
Basic earnings per share (RMB per share)	0.005	-0.159	N/A
Diluted earnings per share (RMB per share)	0.005	-0.159	N/A

Gains and losses arising from extraordinary items and amount

Unit: '000 Currency: RMB

Items	2015 (January - March)

Gains/(Losses) on disposal of non-current assets	4,840
Government subsidies included in the gains and losses for the reporting period (excluding government subsidies closely related to the ordinary business of the Group and are granted on an ongoing basis under the state's policies according to certain standard amount or quantity)	376,919
Investment income from financial products	34,913
Except for the hedging business that is related to the ordinary business of the Group, the fair value gains or losses arising from held-for-trading financial assets and liabilities and investment income on disposing held-for-trading financial assets and liabilities and available-for-sale financial assets	54,953
Write back of the provision for impairment of receivables that are individually tested for impairment	18,507
Gains/(Losses) on external entrusted loans	3,957
Other non-operating income and expenses other than above items	71,139
Investment gains from disposal of joint ventures	440,835
Non-controlling interests effect (after tax)	-16,567
Income tax effect	-44,800

Total	944,696

2.2	Total number of shareholders, the top ten shareholders and the top ten shareholders of tradable shares (or shareholders not subject to trading moratorium) as at the end of the reporting period

Unit: Share

Total number of shareholders	489,107

Shareholding status of top ten shareholders

Name of shareholders (in full)	Number of shares held at the end of the period	Percentage	Number of shares held subject to trading moratorium	Pledged or frozen status		Nature of shareholders
				Share status	Number
		(%)

Aluminum Corporation of China	5,214,407,195	38.56%	0	None	0	State-owned legal person
HKSCC Nominees Limited	3,928,254,355	29.05%	0	Unknown	0	Foreign legal person
China Cinda Asset Management Co., Ltd. ()	312,903,627	2.31%	0	None	0	State-owned legal person
Baotou Aluminum (Group) Co., Ltd.	301,217,795	2.23%	0	None	0	State-owned legal person
China Construction Bank Corporation	89,688,839	0.66%	0	None	0	State-owned legal person
Guodu Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	83,434,379	0.62%	0	None	0	Unknown
Huatai Securities Company Limited Margin Clients' Securities Collateral Accounts ( )	67,984,815	0.50%	0	None	0	Unknown
Lanzhou Aluminum Factory	62,472,482	0.46%	0	None	0	State-owned legal person
China Galaxy Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	60,328,518	0.45%	0	None	0	Unknown
Guotai Junan Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	59,090,577	0.44%	0	None	0	Unknown

The top ten shareholders not subject to trading moratorium

Name of shareholders	Number of tradable shares not subject to trading moratorium held	Class and number of shares
		Class	Number

Aluminum Corporation of China	5,214,407,195	RMB denominated ordinary shares	5,214,407,195
HKSCC Nominees Limited	3,928,254,355	Overseas listed foreign shares	3,928,254,355
China Cinda Assets Management Corporation	312,903,627	RMB denominated ordinary shares	312,903,627
Baotou Aluminum (Group) Co., Ltd.	301,217,795	RMB denominated ordinary shares	301,217,795
China Construction Bank Corporation Limited	89,688,839	RMB denominated ordinary shares	89,688,839
Guodu Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	83,434,379	RMB denominated ordinary shares	83,434,379
Huatai Securities Company Limited Margin Clients' Securities Collateral Accounts ( )	67,984,815	RMB denominated ordinary shares	67,984,815
Lanzhou Aluminum Factory	62,472,482	RMB denominated ordinary shares	62,472,482
China Galaxy Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	60,328,518	RMB denominated ordinary shares	60,328,518
Guotai Junan Securities Co., Ltd. Margin Clients' Securities Collateral Accounts ( )	59,090,577	RMB denominated ordinary shares	59,090,577

Connected relationship or concert-party relationship among the above shareholders

The number of shares of Aluminum Corporation of China does not contain the A shares of the Company held indirectly by Batou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd. and Shanxi Aluminum Plant. Aluminum Corporation of China and its subsidiaries altogether hold 5,589,357,299 shares of the Company and 41.33% of voting rights.

3.	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

1.

Financial assets at fair value through profit or loss for the period decreased by 75%, mainly attributable to the drop in the floating profit of the futures contracts held by the Group at the end of the period.

2.	Notes receivable decreased by 37%, mainly attributable to the increase in the payments for notes by the Group.

3.	Prepayments increased by 39%, mainly attributable to the increase in some of the trade prepayments of the Group so as to lock in the procurement price.

4.	Other current assets decreased by 57%, mainly attributable to the redemption of the short-term investments of the Group.

5.	Available-for-sale financial assets increased by 65%, mainly attributable to the increase in the fair value of the available-for-sale financial assets held by the Group.

6.	Construction materials increased by 37%, mainly attributable to the use of construction materials of the Group.

7.

Financial liabilities at fair value through profit or loss for the period increased by 92%, mainly attributable to the floating losses of the futures contracts held by the Group at the end of the period.

8.	Advances from customers increased by 66%, mainly attributable to some of the payments for selling the products received in advance by the Group as agreed under the contracts.

9.	Taxes payable increased by 32%, mainly attributable to the increase in the circulation tax payable as a result of the increase in the gross profit of the Group.

10.	Interest payable decreased by 34%, mainly attributable to the repayment of debenture interests due made by the Group.

11.	Debentures payable increased by 33%, mainly attributable to the increase in the medium-term notes and long-term bonds issued by the Group for the purpose of improving its debt structure.

12.	Business tax and surcharges increased by 66%, mainly attributable to the increase in tax as a result of the rise in the gross profit of the Group.

13.	Loss on impairment of assets decreased by 146%, mainly attributable to the increase in gross profit of the Group, resulting in the reversal of provision for decline in value inventories.

14.	The investment income increased by 299%, mainly attributable to the recognition of the gains from the disposal of the equity interests in the associated company by the Group.

15.	Non-operating expenses decreased by 47%, mainly attributable to the decrease in the expenses on donations of the Group.

16.

The production and operations of the Group in the first quarter had improved as compared to the corresponding period last year. The gross profit margin increased by 4.76 percentage points, while the production costs of primary aluminum and alumina, the principal products, decreased by approximately 7% and 8% year-on-year respectively.

3.2	Progress of significant events and effects thereof and analysis on solutions

3.3	Implementation of undertakings by the Company and its shareholders with shareholding of 5% or more

Aluminum Corporation of China (hereafter referred to as "Chinalco") has undertaken that the Company shall, within a certain period upon the listing of the A shares of the Company, acquire the proposed pseudo-boehmite business of Chinalco. Upon the request from the Company to acquire the proposed pseudo-boehmite business of Chinalco, Chinalco shall, under the principle of fairness and reasonableness, dispose of the said business to the Company at a fair price.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite business. However, as the pseudo-boehmite business is not among the principal activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since 1 January 2014.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period last year and the reason thereof

Aluminum Corporation of China Limited*
Legal representative: Ge Honglin
28 April 2015

IV.	APPENDICES

4.1	Financial Statements

Consolidated Balance Sheet
As at 31 March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	31 March 2015	31 December 2014

Current assets:
Monetary capital	19,130,824	17,932,190
Financial assets at fair value through profit or loss for the period	30,643	120,901
Derivative financial assets
Notes receivable	1,467,120	2,332,964
Accounts receivable	3,718,242	2,979,611
Prepayments	4,539,795	3,266,451
Interest receivable	127,033	103,060
Dividends receivable	125,159	125,159
Other receivables	8,299,184	6,733,911
Inventories	25,936,679	22,441,448
Assets classified as held-for-sale
Non-current assets due within one year	29,326	29,371
Other current assets	3,220,897	7,409,317

Total current assets	66,624,902	63,474,383

Non-current assets:
Financial assets available for sale	123,190	74,850
Held-to-maturity investments
Long-term receivables
Long-term equity investments	6,854,377	7,366,715
Investment properties
Fixed assets	82,040,563	83,651,644
Construction in progress	11,735,104	10,269,333
Construction materials	152,445	111,398
Disposals of fixed assets	295,374	275,759
Intangible assets	11,847,772	11,907,330
Goodwill	2,345,026	2,345,057
Long-term deferred expenditures	312,713	317,275
Deferred income tax assets	959,102	952,057
Other non-current assets	11,769,634	11,886,170
Total non-current assets	128,435,300	129,157,588

Total assets	195,060,202	192,631,971

Current liabilities:
Short-term borrowings	39,037,268	40,792,689
Financial liabilities at fair value through profit or loss for the period	56,533	29,384
Notes payable	5,574,625	5,234,103
Accounts payable	10,490,753	10,514,248
Payments received in advance	4,477,119	2,697,439
Staff remuneration payable	791,467	865,499
Taxes payable	597,501	454,141
Interest payable	605,217	923,930
Dividends payable	167,674	187,228
Other payables	7,871,764	7,560,534
Non-current liabilities due within one year	10,658,798	11,431,220
Other current liabilities	17,521,577	23,545,151

Total current liabilities	97,850,296	104,235,566

Non-current liabilities:
Long-term borrowings	27,702,989	25,373,482
Debentures payable	24,212,947	18,235,831
Including: Preference shares
Perpetual debentures
Long-term payables	2,127,462	1,931,192
Long-term staff remuneration payable	1,131,044	1,128,572
Special payables	104,080	104,080
Projected liabilities	109,228	108,510
Deferred gains	859,766	824,631
Deferred income tax liabilities	1,054,754	1,061,265
Other non-current liabilities	0	0
Total non-current liabilities	57,302,270	48,767,563

Total liabilities	155,152,566	153,003,129

Owner's equity
Share capital	13,524,488	13,524,488
Other equity instruments
Including: Preference shares
Perpetual debentures
Capital reserve	13,772,176	13,772,176
Less: Treasury stock
Other comprehensive income	-155,901	-187,299
Special reserve	235,953	187,858
Surplus reserve	5,867,557	5,867,557
Retained earnings	-4,826,023	-4,889,093
Total owner's equity attributable to the owners of the parent	28,418,250	28,275,687
Non-controlling interest	11,489,386	11,353,155

Total owner's equity	39,907,636	39,628,842

Total liabilities and owner's equity	195,060,202	192,631,971

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Balance Sheet of the Parent Company
As at 31 March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	31 March 2015	31 December 2014

Current assets:
Monetary capital	9,665,702	7,820,444
Financial assets at fair value through profit or loss for the period	24,729	0
Notes receivable	180,763	636,917
Accounts receivable	1,465,170	1,269,061
Prepayments	108,340	230,885
Interest receivable	105,631	72,665
Dividends receivable	258,228	217,180
Other receivables	11,036,589	7,652,457
Inventories	9,076,167	11,089,803
Assets classified as held-for-sale
Non-current assets due within one year	28,000	28,000
Other current assets	620,231	3,277,224

Total current assets	32,569,550	32,294,636

Non-current assets:
Financial assets available-for-sale	55,340	7,000
Held-to-maturity investments
Long-term receivables
Long-term equity investments	31,613,725	29,119,243
Investment properties
Fixed assets	37,173,589	41,494,927
Construction in progress	2,850,143	2,534,225
Construction materials	34,752	35,176
Disposals of fixed assets	264,989	269,277
Intangible assets	2,283,681	2,409,928
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	37,137	51,064
Deferred income tax assets	291,822	291,822
Other non-current assets	3,672,155	3,607,592
Total non-current assets	80,608,278	82,151,199

Total assets	113,177,828	114,445,835

Current liabilities:
Short-term borrowings	19,845,000	22,335,000
Financial liabilities at fair value through profit or loss for the period	288	0
Notes payable	500,000	500,000
Accounts payable	4,192,755	5,292,515
Payments received in advance	194,591	296,378
Staff remuneration payable	391,819	552,783
Taxes payable	169,010	154,650
Interest payable	338,229	724,397
Dividends payable
Other payables	4,707,686	4,641,018
Liabilities classified as held-for-sale
Non-current liabilities due within one year	7,093,304	7,303,304
Other current liabilities	17,513,190	23,536,390

Total current liabilities	54,945,872	65,336,435

Non-current liabilities:
Long-term borrowings	7,759,301	6,104,341
Debentures payable	23,812,947	17,835,831
Including: Preference shares
Perpetual debentures
Long-term payables
Long-term staff remuneration payable	694,960	858,430
Special payables	92,780	92,780
Projected liabilities
Deferred gains	349,132	365,965
Deferred income tax liabilities
Other non-current liabilities
Total non-current liabilities	32,709,120	25,257,347

Total liabilities	87,654,992	90,593,782

Owner's equity:
Share capital	13,524,488	13,524,488
Other equity instruments
Including: Preference shares
Perpetual debentures
Capital reserve	14,641,782	14,641,782
Less: Treasury stock
Other comprehensive income	48,340
Special reserve	73,374	56,844
Surplus reserve	5,867,557	5,867,557
Retained earnings	-8,632,705	-10,238,618

Total owner's equity	25,522,836	23,852,053

Total liabilities and owner's equity	113,177,828	114,445,835

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Consolidated Income Statement
January to March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items				2015 January to March	2014 January to March

I.	Total operating revenue			27,388,598	35,241,718
	Including:	Operating revenue		27,388,598	35,241,718

II.	Total cost of operations			28,317,144	37,690,839
	Including:	Operating cost		25,905,832	35,012,918
		Business tax and surcharges		92,387	55,615
		Selling expenses		454,047	420,349
		Administrative expenses		524,649	621,172
		Finance expenses		1,458,450	1,325,754
		Loss on assets impairment		-118,221	255,031
	Add:	Gains on fair value changes
		(loss stated with "-")		-82,384	-75,576
		Investment income (loss stated with "-")		707,890	177,274
		Including:	Investment income from associated companies and joint ventures	94,806	125,604
			Foreign currency exchange gains (loss stated with "-")

III.	Operating profit (loss stated with "-")			-303,040	-2,347,423
	Add:	Non-operating income		454,808	133,917
		Including:	gains on disposal of non-current assets	4,870	177
	Less:	Non-operating expenses		1,911	3,599
		Including:	Loss from disposal of non-current assets	30	6

IV.	Total profit (total loss stated with "-")			149,857	-2,217,105
	Less:	Income tax expenses		61,608	16,433

V.	Net profit (net loss stated with "-")			88,249	-2,233,538
	Net profit attributable to owners of the parent company			63,071	-2,156,527
	Non-controlling interests			25,178	-77,011

VI.	Other comprehensive income net of tax			31,398	53,122
	Other comprehensive income net of tax attributable to the owners of the parent company			31,398	53,122
	(i)	Other comprehensive income that will not be reclassified into profit or loss subsequently
		1.	Changes arising from re-measurement of net liabilities or net assets of defined benefit plans
		2.	Share of other comprehensive income (that will not be reclassified to profit or loss subsequently) of investees accounted for using equity method
	(ii)	Other comprehensive income that will be reclassified to profit or loss subsequently		31,398	53,122
		1.	Share of other comprehensive income (that will be reclassified to profit or loss subsequently) of investees accounted for using equity method
		2.	Gain or loss from changes in the fair values of available-for-sale financial assets	48,340	0
		3.	Gain or loss from reclassifying held-to-maturity investments to available-for-sale financial assets
		4.	Effective portion of gain or loss from cash flow hedges
		5.	Exchange differences on foreign currency translation	-16,942	53,122
		6.	Others
	Other comprehensive income net of tax attributable to the non-controlling shareholders

VII.	Total comprehensive income			119,647	-2,180,416
	Total comprehensive income attributable to owners of the parent			94,469	-2,103,405
	Total comprehensive income attributable to non-controlling shareholder			25,178	-77,011

VIII.	Earnings per share:
	(i)	Basic earnings per share (RMB/share)		0.005	-0.159
	(ii)	Diluted earnings per share (RMB/share)		0.005	-0.159

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Income Statement of the Parent Company
January to March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items				2015 January to March	2014 January to March

I.	Operating revenue			8,662,640	10,226,239
	Less:	Operating Costs		8,275,584	10,558,709
		Business tax and surcharges		43,033	31,798
		Selling expenses		200,160	266,933
		Administrative expenses		258,980	338,418
		Finance expenses		861,154	804,081
		Loss on assets impairment		-65,173	54,109
	Add:	Gains on fair value changes (loss stated with "-")		24,441	0
		Investment income (loss stated with "-")		2,179,891	25,026
		Including:	Investment income from associated companies and joint ventures	29,650	14,904

II.	Operating profit (loss stated with "-")			1,293,234	-1,802,783
	Add:	Non-operating income		313,970	63,557
		Including:	Gain on disposal of non-current assets	918
	Less:	Non-operating expenses		1,290	1,110
		Including:	Loss from disposal of non-current assets	13	6

III.	Total profit (total loss stated with "-")			1,605,914	-1,740,336
	Less:	Income tax expenses		0	-14,784

IV.	Net profit (net loss stated with "-")			1,605,914	-1,725,552

V.	Other comprehensive income net of tax			48,340
	(i)	Other comprehensive income that will not be reclassified into profit or loss subsequently
		1.	Changes arising from re-measurement of net liabilities or net assets of defined benefit plans
		2.	Share of other comprehensive income (that will not be reclassified to profit or loss subsequently) of investees accounted for using equity method
	(ii)	Other comprehensive income that will be reclassified to profit or loss subsequently		48,340
		1.	Share of other comprehensive income (that will be reclassified to profit or loss subsequently) of investees accounted for using equity method
		2.	Gain or loss from changes in the fair value of available-for-sale financial assets	48,340
		3.	Gain or loss from reclassifying held-to-maturity investments to available-for-sale financial assets
		4.	Effective portion of gain or loss from cash flow hedges
		5.	Exchange differences on foreign currency translation
		6.	Others

VI.	Total comprehensive income			1,654,254	-1,725,552

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Consolidated Cash Flow Statement
January to March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items			2015 January to March	2014 January to March

I.	Cash flow from operating activities:
	Cash received from product sales and rendering of services		32,043,455	39,881,635
	Refund of tax and levies received		7,724	13,566
	Other cash received relating to operating activities		1,073,041	206,970
	Sub-total of cash inflow from operating activities		33,124,220	40,102,171

	Cash paid for purchase of goods and receipt of services		29,431,254	36,032,724
	Cash paid to and on behalf of employees		1,500,058	1,422,913
	Taxes and surcharges paid		1,037,869	751,104
	Other cash paid relating to operating activities		1,267,780	1,740,488
	Sub-total of cash outflow from operating activities		33,236,961	39,947,229

	Net cash flow from operating activities		-112,741	154,942

II.	Cash flows from investment activities:
	Cash received from disposal of investments		348,156	0
	Cash received from returns on investments		171,442	44,633
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		6,569	603
	Net cash received from disposal of subsidiaries and other operating entities		0	10,000
	Other cash received relating to investment activities		4,962,344	259,106
	Sub-total of cash inflow from investment activities		5,488,511	314,342

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,835,210	2,008,523
	Cash paid for investment		0	1,169,686
	Net cash paid for acquisition of subsidiaries and other operating entities		0	29,136
	Other cash paid relating to investment activities		290,651	88,046
	Sub-total of cash outflow from investment activities		2,125,861	3,295,391

	Net cash flows from investment activities		3,362,650	-2,981,049

III.	Cash flow from financing activities:
	Proceeds received from investments		101,000	48,031
	Including:	Proceeds received by subsidiaries from non-controlling shareholders' investment	101,000	48,031
	Cash received from borrowings		11,863,176	15,891,256
	Cash received from issue of debentures		13,000,000	14,000,000
	Other cash received relating to financing activities		383,655	21,000
	Sub-total of cash inflow from financing activities		25,347,831	29,960,287

	Cash paid for repayment		24,792,251	22,120,228
	Cash paid for dividend and profit distribution or interest repayment		2,069,568	1,449,596
	Including:	Dividend and profit paid by subsidiaries to non-controlling shareholders	19,554	0
	Other cash paid relating to financing activities		87,373	33,000
	Sub-total of cash outflow from financing activities		26,949,192	23,602,824

	Net cash flows from financing activities		-1,601,361	6,357,463

IV.	Effect on cash and cash equivalents due to change in foreign currency exchange rate		-10,997	-64,280

V.	Net increase in cash and cash equivalents		1,637,551	3,467,076
	Add:	Balance of cash and cash equivalents at the beginning of the period	16,268,600	11,381,695

VI.	Balance of cash and cash equivalents at the end of the period		17,906,151	14,848,771

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

Cash Flow Statement of the Parent Company
January to March 2015

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items			2015 January to March	2014 January to March

I.	Cash flow from operating activities:
	Cash received from product sales and rendering of services		9,355,658	10,651,583
	Refund of tax and levies received		0	13,566
	Other cash received relating to operating activities		501,020	84,713
	Sub-total of cash inflow from operating activities		9,856,678	10,749,862

	Cash paid for purchase of goods and receipt of services		7,129,467	10,884,012
	Cash paid to and on behalf of employees		796,548	933,205
	Taxes and surcharges paid		335,361	405,648
	Other cash paid relating to operating activities		759,250	791,994
	Sub-total of cash outflow from operating activities		9,020,626	13,014,859

	Net cash flow from operating activities		836,052	-2,264,997

II.	Cash flows from investment activities:
	Cash received from disposal of investments		348,156	0
	Cash received from returns on investments		1,499,109	6,731
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		4,376	0
	Net cash received from disposal of subsidiaries and other operating entities		0	10,000
	Other cash received relating to investment activities		2,718,547	1,023,000
	Sub-total of cash inflow from investment activities		4,570,188	1,039,731

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		501,079	561,184
	Cash paid for investment		178,522	17,200
	Net cash paid for acquisition of subsidiaries and other operating entities		63,488	0
	Other cash paid relating to investment activities		260,000	650,000
	Sub-total of cash outflow from investment activities		1,003,089	1,228,384

	Net cash flows from investment activities		3,567,099	-188,653

III.	Cash flows from financing activities:
	Proceeds received from investments		0	0
	Cash received from borrowings		4,850,000	6,895,000
	Cash received from issuance of bonds		13,000,000	14,000,000
	Other cash received relating to financing activities		0	21,000
	Sub-total of cash inflow from financing activities		17,850,000	20,916,000

	Cash paid for repayment		18,685,040	12,754,575
	Cash paid for dividend and profit distribution or interest repayment		1,407,144	800,752
	Other cash paid relating to financing activities		85,875	12,000
	Sub-total of cash outflow from financing activities		20,178,059	13,567,327

	Net cash flows from financing activities		-2,328,059	7,348,673

IV.	Effect on cash and cash equivalents due to change in foreign currency exchange rate		-3,589	-383

V.	Net increase in cash and cash equivalents		2,071,503	4,894,640
	Add:	Balance of cash and cash equivalents at the beginning of the period	7,567,985	4,890,967

VI.	Balance of cash and cash equivalents at the end of the period		9,639,488	9,785,607

Legal Representative:	Person-in-charge of Accounting:	Head of Accounting Department:
Ge Honglin	Xie Weizhi	Gao Xingfang

By order of the Board Aluminum Corporation of China Limited* Xu Bo Company Secretary

Beijing, the PRC
28 April 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Si-hang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary